Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brigus Gold Corp.

We have audited the accompanying consolidated financial statements of Brigus Gold Corp. and subsidiaries (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brigus Gold Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion on the Corporation’s internal control over financial reporting.

/s/Deloitte & Touche LLP

Independent Registered Chartered Accountants

March 28, 2012

Halifax, Canada

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of Brigus Gold Corp.

We have audited the internal control over financial reporting of Brigus Gold Corp. and subsidiaries (the “Corporation”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A corporation's internal control over financial reporting is a process designed by, or under the supervision of, the corporation's principal executive and principal financial officers, or persons performing similar functions, and effected by the corporation's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Corporation and our report dated March 28, 2012 expressed an unqualified opinion on those financial statements.

/s/Deloitte & Touche LLP

Independent Registered Chartered Accountants

March 28, 2012

Halifax, Canada

Consolidated Financial Statements of

BRIGUS GOLD CORP.

As at and for the years ended December 31, 2011 and 2010

BRIGUS GOLD CORP.
Table of Contents
December 31, 2011

Page

Consolidated Statements of Operations and Comprehensive Income (Loss)	1

Consolidated Statements of Financial Position	2

Consolidated Statements of Shareholders’ Equity	3

Consolidated Statements of Cash Flows	4

Notes to the Consolidated Financial Statements	5-49

BRIGUS GOLD CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)

	December 31	December 31
Thousands of US dollars (except earnings per share and shares outstanding)	2011	2010

Revenue from the sale of gold	$71,855	$85,935

Operating expenses
Direct operating costs	45,922	37,422
Depreciation and amortization	17,514	15,290
Corporate administration	12,429	13,415
Impairment (Note 30)	-	2,414
	75,865	68,541
(Loss) income from operations	(4,010)	17,394
Other income (expenses)
Finance income (Note 8)	1,521	283
Finance costs (Note 22)	(5,362)	(12,261)
Fair value change on equity-linked financial instruments (Note 20)	10,818	(4,576)
Unrealized gain (loss) on derivative instruments (Note 15)	10,511	(51,811)
Foreign exchange gain (loss) and other	17	(1,630)
Renunciation of flow-through shares	1,910	1,363
Loss on modification of debentures	-	(513)
Acquisition related costs (Note 7)	-	(3,338)
Income (loss) before income taxes and equity loss in joint venture and investment in associate	15,405	(55,089)
Income tax recovery (Note 19)	404	260
Equity loss in investment in associate (Note 11)	(40)	-
Equity loss in joint venture (Note 18)	-	(701)
Net income (loss) and comprehensive income (loss)	$15,769	$(55,530)

Earnings (loss) per share (Note 23)
Basic	$0.08	$(0.48)
Diluted	$0.08	(0.48)

Weighted average shares outstanding (Note 23)
Basic	192,266,226	116,515,660
Diluted	198,426,985	116,515,660

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors on March 28, 2012

“David W. Peat”	“Wade. K. Dawe”

Director	Director

BRIGUS GOLD CORP.
Consolidated Statements of Financial Position

Thousands of US dollars	December 31 2011	December 31 2010	January 1 2010
Assets
Current assets
Cash and cash equivalents	$18,822	$17,610	$4,623
Restricted cash (Note 9)	-	5,194	2,108
Accounts receivable and other	2,241	3,379	1,690
Prepaids	1,183	828	394
Derivative instruments	-	-	1,961
Inventories (Note 10)	6,088	9,763	8,802
Notes receivable (Note 8)	3,440	3,440	-
Assets held for sale (Note 13)	4,936	-	-
Total current assets	36,710	40,214	19,578
Derivative instruments	-	-	4,844
Inventories (Note 10)	1,963	3,338	-
Investments (Note 11)	13,183	1,036	1,036
Property, plant and equipment (Note 12)	301,413	247,838	158,133
Equity accounted joint venture	-	-	3,440
Restricted certificates of deposit (Note 9)	19,942	18,028	14,805
Total assets	$373,211	$310,454	$201,836

Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness	$-	$-	$328
Accounts payable and accrued liabilities	25,282	22,996	8,918
Derivative liabilities	-	-	12,571
Deferred revenue (Note 17)	6,285	6,180	-
Current portion of long-term debt (Note 14)	8,837	29,525	34,860
Total current liabilities	40,404	58,701	56,677
Accrued long-term liabilities	412	1,991	1,352
Derivative liabilities (Note 15)	20,565	-	31,654
Deferred revenue (Note 17)	46,520	50,120	-
Long-term debt (Note 14)	46,615	15,879	48,909
Equity-linked financial instruments	6,684	17,503	2,909
Accrued site closure costs (Note 16)	19,570	14,198	15,733
Deferred tax liability (Note 19)	9,916	10,320	-
Total liabilities	190,686	168,712	157,234
Shareholders’ Equity
Common shares (Note 20)	371,265	349,725	202,769
Equity reserve	52,589	49,115	45,555
Warrant reserve	13,733	13,733	11,579
Accumulated deficit	(255,062)	(270,831)	(215,301)
Total shareholders’ equity	182,525	141,742	44,602
Total liabilities and shareholders’ equity	$373,211	$310,454	$201,836

Commitments and contingencies (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Shareholders’ Equity

Thousands of shares and US dollars	Common Shares	Common Shares	Equity Reserve	Warrant Reserve	Accumulated Deficit	Total Shareholders’ Equity
Balance, January 1, 2010	66,050	$202,769	$45,555	$11,579	$(215,301)	$44,602
Shares issued for services	2,465	3,378	-	-	-	3,378
Warrants issued for services	-	-	(4,557)	2,154	-	(2,403)
Options exercised	569	554	-	-	-	554
Warrants exercised	2,209	2,221	-	-	-	2,221
Shares issued for cash	15,625	24,497	-	-	-	24,497
Shares cancelled	(15,625)	(24,497)	5,121	-	-	(19,376)
Shares and options issued for business acquisition	60,523	75,049	1,844	-	-	76,893
Shares issued for cash and related compensation warrants	50,609	65,754	-	-	-	65,754
Share-based compensation	-	-	1,152	-	-	1,152
Net loss and comprehensive loss	-	-	-	-	(55,530)	(55,530)
Balance, December 31, 2010	182,425	$349,725	$49,115	$13,733	$(270,831)	$141,742

Options exercised	814	973	-	-	-	973
Warrants exercised	11,889	12,538	-	-	-	12,538
Shares issued for cash	4,995	5,726				5,726
Shares issued for contract settlement	1,396	2,303	-	-	-	2,303
Share-based compensation	-	-	3,474	-	-	3,474
Net income and comprehensive income	-	-	-	-	15,769	15,769
Balance, December 31, 2011	201,519	$371,265	$52,589	$13,733	$(255,062)	$182,525

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Consolidated Statements of Cash Flows

	December 31	December 31
Thousands of US dollars	2011	2010
Operating activities
Net income (loss) for the year	$15,769	$(55,530)
Non-cash items:
Depreciation and amortization	17,514	15,290
Share-based compensation	3,474	1,152
Shares and warrants issued for services	-	2,516
Finance costs	4,627	7,119
Capitalized borrowing costs	(3,832)	(164)
Impairment	762	2,264
Net change in value of derivative instruments	(10,511)	34,959
Net change in value of equity-linked financial instruments	(10,818)	4,576
Deferred income taxes	(2,314)	(1,623)
Equity investment in associate	40	-
Equity investment in joint venture	-	589
Other	181	1,882
Net change in non-cash operating working capital (Note 24)	4,198	3,600
Net cash provided by operating activities	19,090	16,630

Investing activities
Property, plant and equipment	(44,747)	(34,887)
Exploration and evaluation expenditures	(14,006)	-
Net cash acquired in business acquisition (Note 7)	-	15,426
Restricted cash, certificates of deposit and other assets	2,879	(5,762)
Net cash used in investing activities	(55,874)	(25,223)

Financing activities
Proceeds on issuance of convertible debentures	47,478	-
Proceeds on issuance of debt	-	14,711
Proceeds on issuance of other shares and warrants	7,616	77,969
Proceeds from exercise of warrants and options	13,511	2,775
Proceeds on sale of subsidiary	983	-
Repayment of debt	(30,725)	(73,578)
Net cash provided by financing activities	38,863	21,877

Effect of exchange rate changes on cash	(867)	(297)

Increase in cash	1,212	12,987
Cash and cash equivalents, beginning of year	17,610	4,623
Cash and cash equivalents, end of year	$18,822	$17,610

Supplemental cash flow information:
Interest paid	$4,548	$5,743
Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is incorporated and domiciled in Canada and is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD.TO) and NYSE Amex Equities Exchange (NYSE Amex: BRD). The Company’s registered office is at 1959 Upper Water Street, 1100 Purdy’s Wharf Tower I, Halifax, NS, B3J 3E5.

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in Canada.

2.	BASIS OF PRESENTATION

The consolidated financial statements of the Company and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis and net realizable value, except for derivative financial instruments, equity-linked financial instruments and investments that have been measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Company are summarized as follows:

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries, including interests in joint ventures. The financial statements of entities which are controlled by the Company are included in the consolidated financial statements from the date that control commences until the date whereby control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits, from its activities. All the subsidiaries have the same year end as the Company. All intercompany balances, revenue and expense transactions are eliminated upon consolidation. Where necessary, adjustments are made to bring accounting policies of the Company’s subsidiaries in line with those of the Company.

The accounts of the following wholly-owned subsidiaries are included in these consolidated financial statements:

Subsidiary	Principal Activity	Country of Incorporation
Brigus Gold ULC	Administrative services	Canada
Brigus Gold Inc.	Administrative services	United States
Linear Gold Caribe, S.A	Exploration	Panama
7153945 Canada Inc.	Exploration	Canada
Linear Gold Holdings Corp.	Holding company	Canada
Linear Gold Mexico, S.A de C.V.	Exploration	Mexico
Linear Gold Mineracao Ltda.	Exploration	Brazil
Servicios Ixhuatán, S.A de C.V	Exploration	Mexico

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Any excess of the purchase price over fair value is recorded as goodwill. Acquisition-related costs are recognized in profit or loss as incurred.

c)	Jointly Controlled Entity

A jointly controlled entity is a corporation, partnership or other entity in which each joint venture participant holds an interest. A jointly controlled entity controls the assets of the joint venture, earns its own income, and incurs its own liabilities and expenses. Joint control exists when unanimous consent of the joint venture participants is required regarding strategic financial and operating policies of the joint venture.

During 2010, the Company conducted a portion of its business through a jointly controlled entity. The Company accounted for its interest in the jointly controlled entity using the equity method, whereby the Company’s investment in the jointly controlled entity was initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the jointly controlled entity.

d)	Investment in Associate

The Company accounts for investments in associates using the equity method. An associate is an entity in which the Company has significant influence. Under the equity method, the investment in the associate is recorded on the Statement of Financial Position at cost plus post acquisition changes in the Company’s share of net assets of the associate. The Statement of Operations and Comprehensive Income (Loss) reflects the Company’s share of the associates operations.

The financial statements of the associate are prepared using the same accounting policies as the Company. When necessary, adjustments are made to bring the accounting policies of the associate in line with those of the Company.

At each reporting date, the Company determines whether there is any objective evidence that the investment in the associate is impaired. If an impairment is deemed to exist, the amount of the impairment is recognized in the Statement of Operations and Comprehensive Income (Loss). The amount of impairment is calculated as the difference between the recoverable amount of the investment in the associate and its carrying value.

Upon loss of significant influence over an associate, the Company measures and recognizes any remaining investment at fair value. Any difference between the carrying amount of the investment in the associate and the fair value of the retained investment plus proceeds from disposal is recognized in the Statement of Operations and Comprehensive Income (Loss).

e)	Revenue Recognition

Revenue from the sale of gold is recognized when persuasive evidence of an arrangement exists, the risks and rewards of ownership (including title risk) passes to the purchaser, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount can be measured reliably. Interest income is recognized on an accrual basis using the effective interest method.

f)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at the lower of the present value of the minimum lease payments or their fair value. The corresponding liability to the lessor is recognized as a finance lease obligation within long-term debt.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

g)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the Company and all subsidiaries, as this is the principal currency of the economic environment in which the Company operates.

The operating results of the Company’s subsidiaries foreign currency transactions are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollars at the exchange rate prevailing at the Statement of Financial Position date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; and (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined.

h)	Borrowing Costs

Interest and other financing costs that are directly attributable to the acquisition or construction of an asset are capitalized. Capitalization of borrowing costs ceases when all the activities necessary to prepare the asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalized. These costs are amortized on the same basis as the asset. All other borrowing costs are recognized in income in the period in which they are incurred.

i)	Employee Benefits

The Company accrues liabilities for employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits at their nominal amounts as these are the amounts expected to be paid when the liabilities are settled.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

j)	Share-based Payment Arrangements and Warrants

Share-based payment transactions of the Company

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the share-based payment is measured by reference to the fair value of the equity instrument granted, which in turn is determined using the Black-Scholes option-pricing model on the date of the grant, using management’s assumptions for the risk-free rate, dividend yield, volatility factors of the expected market price of the Company’s common shares, expected forfeitures and the life of the options.

The fair value of the equity-settled share-based payments is recognized in the Statement of Operations and Comprehensive Income (Loss) over the vesting period, based on the Company's estimate of equity instruments that will eventually vest, with a corresponding increase in equity. Vesting assumptions are reviewed at each reporting date to ensure they reflect current expectations.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except in circumstances where that fair value cannot be estimated reliably. In these circumstances, the transactions are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counterparty renders the service.

Share-based payment transactions of the acquiree in a business combination

When share-based payment awards held by employees of an acquiree (“acquiree awards”) are replaced by the Company's share-based payment awards (“replacement awards”), both the acquiree awards and the replacement awards are measured in accordance with IFRS 2 Share-based Payment (“IFRS 2”) ("market-based measure") at the acquisition date. The portion of the replacement awards included as consideration in the business combination equals the market-based measure of the acquiree awards multiplied by the ratio of the portion of the vesting period completed to the greater of the total vesting period or the original vesting period of the acquiree award. The excess of the market-based measure of the replacement awards over the market-based measure of the acquiree awards included as consideration is recognized as remuneration cost for post-combination service.

Warrants issued for services received

Warrants issued in exchange for services rendered are accounted for in accordance with IFRS 2. The fair value of these warrants is determined at the time the services are received by the Company and the expense is recognized in the Statement of Operations and Comprehensive Income (Loss). The fair value of the warrants is the fair value of the services received where this can be estimated reliably by comparable services by independent parties. In circumstances where the fair value of the services received cannot be estimated reliably, the fair value is measured indirectly by reference to the fair value of the equity instrument granted, measured at the date the entity receives the relevant services. In accordance with IFRS 2, all such warrants are classified as equity.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Warrants issued with Canadian dollar exercise prices

Warrants with exercise prices denominated in a currency other than the Company’s functional currency are derivatives. The Company has classified warrants issued with Canadian dollar exercise prices as derivative liabilities. These warrants are classified on the Statement of Financial Position as equity-linked financial instruments. The fair value of warrants traded on the open market is determined based on their quoted market price. The fair value of warrants not traded on the open market is determined using the Black-Scholes option pricing model. Upon exercise, the fair value of warrants included in derivative liabilities is reclassified to equity.

k)	Flow-through Shares

The Company will, from time to time, issue flow-through shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers at an agreed upon date.

The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax benefit by the Company, is recorded. The difference between the liability and the value of the tax assets renounced is recorded through the Statement of Operations and Comprehensive Income (Loss).

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset.

l)	Income Taxes

Current income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the Statement of Operations and Comprehensive Income (Loss). Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Deferred income taxes

Deferred income taxes are calculated using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside of profit or loss is recognized outside of profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

m)	Cash and cash equivalents

Cash is comprised of cash and short-term money-market investments that are readily convertible to cash with original terms of three months or less.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

n)	Long-Lived Assets

Property, plant and equipment

Property, plant and equipment, excluding land, are recorded at cost less accumulated depreciation and accumulated impairment losses. Land is recorded at cost less accumulated impairment losses and is not depreciated. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the reclamation obligation, and, for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major parts (components) of an asset. Costs relating to the refurbishment of a major part are capitalized since the refurbishment will typically result in a significant extension in the physical life of that part. All other repairs and maintenance costs are charged to the Consolidated Statement of Operations and Comprehensive Income (Loss) during the period in which they are incurred.

Depreciation of buildings and processing equipment used for production is calculated on a unit-of-production basis over the remaining proven and probable reserves of the mine. Equipment that is mobile is depreciated on a straight-line basis over the estimated useful life of the equipment of five to ten years, not to exceed the related estimated life of the mine. Depreciation commences on an asset when it is capable of operating in the manner intended by management.

When parts (components) of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment. Each asset or part’s estimated useful life is determined considering its physical life limitations. The physical life of each asset cannot exceed the life of the mine at which the asset is utilized. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Exploration and evaluation assets

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing and the costs of pre-feasibility studies. These costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. The technical feasibility and commercial viability of a project is considered to be determinable when the costs are expected to be recovered in full through the successful development and exploration of the identified property. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that commercial quantities of reserves exist or that exploration activities related to the property are continuing or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Exploration and evaluation assets are not depreciated. These amounts are reclassified from exploration and evaluation assets to mine development costs, once the work completed to date supports the future development of the property and such development receives the appropriate approval. All subsequent expenditures to ready the property for production are capitalized within mine development costs, other than those costs related to the construction of property, plant and equipment. Once production has commenced, all assets included in mine development costs are reclassified to mining properties.

Exploration and evaluation expenditures incurred prior to the Company obtaining the right to explore are recorded as expense in the period in which they are incurred.

Mining properties

When further mine development expenditures are incurred in respect of a mining property after the commencement of production, such expenditures are carried forward as part of the mining property when it is probable that additional future economic benefits associated with the expenditure will flow to the entity. Otherwise such expenditures are classified as a cost of production.

Production stage mining properties are depreciated over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine, or on a straight-line basis over the term of the lease if the project is subject to a mining lease that is less than the planned mine life. The expected useful lives used in depreciation calculations are determined based on the facts and circumstances associated with the mining property. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Mineral rights

Mineral rights include the cost of obtaining unpatented and patented mining claims and the cost of acquisition of properties. Significant payments related to the acquisition of land and mineral rights are capitalized. If a mineable ore body is discovered, such costs are amortized when saleable minerals are produced from the ore body using the unit-of-production method based on proven and probable reserves. If no mineable ore body is discovered or such rights are otherwise determined to have no value, such costs are expensed in the period in which it is determined the property has no future economic value.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

o)	Impairment of Long Lived Assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use. Value in use is determined by discounting the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the Statement of Operations and Comprehensive Income (Loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, however the revised carrying amount cannot exceed the assets (or cash generating units) original cost before impairment. A reversal of an impairment loss is recognized immediately in the Statement of Operations and Comprehensive Income (Loss).

p)	Non-current assets held for sale

Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the following criteria have been met, the sale is highly probable, the asset is available for immediate sale in its present condition, management is committed to the sale, and the transaction is expected to be completed within one year from the date of classification.

Property, plant and equipment classified as held for sale is not depreciated or amortized.

q)	Inventories

Materials and supplies inventory

Materials and supplies inventory consists of mining supplies and consumables used in operations, and is valued at the lower of average cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

Current and long-term stockpiled ore inventory

Stockpiled inventory represents ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces of gold (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpiled ore tonnages are verified by periodic surveys.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Costs are allocated to stockpiles based on the current mining cost per gram incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, and are removed at the average cost per gram. Stockpile inventory is measured at the lower of cost and net realizable value. For all ore inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing metal prices and estimated costs to complete production into a saleable form. Long-term stockpiled ore inventory represents ore which will not be processed within one year.

In-circuit gold inventory

Gold is recovered from ore through milling. Costs of milling include applicable overhead, depletion and amortization which are added to the ore inventory costs. Costs are removed from in-circuit gold inventory as ounces are recovered, based on the average cost per ounce of gold in in-circuit gold inventory. In-circuit gold inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of doré bars, and is valued at the lower of cost and net realizable value.

r)	Accrued Site Closure Costs

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

Accrued site closure costs are recorded at the time an environmental disturbance occurs, and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon mine closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable. The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs.

Upon initial recognition of site closure costs, there is a corresponding increase to the carrying amounts of related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of site closure activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis over the life of the related assets.

s)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in the Statement of Operations and Comprehensive Income (Loss).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Derivative instruments	Fair value through profit or loss	Fair value through profit or loss
Accounts receivable and other	Loans and receivables	Amortized cost
Investment receivable	Loans and receivables	Amortized cost
Notes receivable	Held to maturity	Amortized cost
Investments	Available for sale	Fair value through other comprehensive income
Restricted certificates of deposit	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Equity-linked financial liabilities	Fair value through profit or loss	Fair value through profit or loss
Long-term debt	Other financial liabilities	Amortized cost

t)	Financial Assets

Financial assets are classified into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity, available-for-sale (“AFS”) and loans and receivables. Upon initial recognition, the Company measures all financial assets at fair value. In subsequent periods, financial assets held to maturity and loans and receivables are measured at amortized cost, AFS instruments are measured at fair value with unrealized gains and losses recognized on the Statement of Operations and Comprehensive income (Loss), and instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized on the Statement of Operations and Comprehensive Income (Loss).

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

u)	Financial Liabilities and Equity Instruments

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are initially measured at fair value with unrealized gains and losses recognized on the Statement of Operations and Comprehensive Income (Loss). Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest rate method.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Effective interest rate method

The effective interest method is a method of calculating the amortized cost of a financial liability or asset and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in the Statement of Operations and Comprehensive Income (Loss) on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the Statement of Operations and Comprehensive Income (Loss) immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

v)	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

4.	CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimates (note 5), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Operating levels intended by management for commercial production

Prior to reaching operating levels intended by management, all mining costs are capitalized within mining properties. The proceeds of gold recovered and sold during this period are offset against these capitalized costs. Depletion of capitalized costs of mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management, such as, the recovery of minerals at or near expected production levels, the ability to sustain production at levels intended by management, and the completion of major capital expenditures required to achieve operating levels intended by management. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that its Black Fox underground mine reached the operating levels intended by management on October 1, 2011.

b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits of life of mine plan.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the consolidated financial statements requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company assets and liabilities are as follows:

a)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecast can result in a change to future depletion rates.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Inventories

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit gold inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpile ore, in-circuit process volumes, gold contents of both, recoverable ounces once processed and the price per ounce of gold when ounces of gold are recovered and sold.

c)	Deferred stripping

The Company defers stripping costs incurred during the production stage of its operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgments and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

d)	Impairment of assets

At the end of each reporting period, the Company assesses each cash generating unit to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. The impairment analysis requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Fair value of mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. Management has assessed its cash generating units as being an individual mine site, which is the lowest level for which cash inflows are largely independent of those other assets.

e)	Deferred revenue

Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver payable gold at contracted prices. The Company records a portion of the deferred revenue as sales, based on a proportionate share of deliveries made compared with the total estimated contractual commitment. The estimates and assumptions used by management include the reserves and resources on the named properties, the future price of gold and the total future recoverable ounces.

f)	Accrued site closure costs

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for.

The provision for accrued site closure costs is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

g)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

h)	Share-based payments

The Company makes certain estimates and assumptions when calculating the fair values of stock options and warrants granted. The significant assumptions used include estimate of expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of stock options and warrants.

i)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statement on the date that such changes occur.

j)	Fair values and fair value hierarchy

When the fair value of financial assets and financial liabilities recorded in the Statement of Financial Position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs into these models are taken from observable markets where possible but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

6.	RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The IASB has issued an amendment to IFRS 9 Financial Instruments (“IFRS 9”), which changes the effective date of IFRS 9 (2009) and IFRS 9 (2010), so that IFRS 9 is required to be applied for annual periods beginning on or after January 1, 2015 with early application permitted. This amendment was released in connection with IFRS 7 Financial Instruments: Disclosures – Transition Disclosures which outlines that, with the amendments to IFRS 9, entities applying IFRS 9 do not need to restate prior periods but are required to apply modified disclosures. The Company is currently assessing the impact of applying the amendments of IFRS 9 and IFRS 7 on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets. IFRS 11 now only differentiates between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of these new standards on the Company’s consolidated financial statements.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and outlines required disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

The IASB issued amendments to IAS 19 Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments to other employee benefits include modification of the accounting for termination benefits and classification of other employee benefits. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

The IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when this activity provides access to useable ore that can be used to produce inventory or improves access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRIC 20 on the consolidated financial statements.

Amendments were issued by the IASB to IAS 32 Financial Instruments: Recognitions and Measurement (“IAS 32”), which address inconsistencies in current practice when applying the offsetting criteria. These amendments are part of the IASB’s offsetting project. These amendments must be applied starting January 1, 2014 with early adoption permitted. The IASB also issued amendments to IFRS 7 Financial Instruments Disclosures as part of the offsetting project. This includes specific disclosures related to offsetting financial assets and liabilities that will enable users of an entities financial statements to evaluate the effect of potential effect of netting arrangements, including rights of set-off associated with the entity’s recognized financial assets and liabilities, on the entity’s financial position. These amendments must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting the IAS 32 and IFRS 7 amendments on the consolidated financial statements.

7.	BUSINESS COMBINATION

In order to grow production and development at its respective properties, the Company and Linear Gold Corp. (“Linear”) entered into a binding letter of intent on March 9, 2010 (as amended on March 18, 2010, the “Letter of Intent”) pursuant to which (i) the businesses of Brigus and Linear would be combined by way of a court-approved plan of arrangement (the “Arrangement”) pursuant to the provisions of the Business Corporations Act (Alberta) (“ABCA”) and (ii) Linear purchased 15,625,000 common shares of Brigus for gross proceeds of Cdn$25.0 million (the “Private Placement”) on March 19, 2010. As part of the Arrangement, the Brigus common shares issued to Linear in this Private Placement were cancelled upon completion of the Arrangement.

On June 25, 2010, the Company completed the business combination of Brigus and Linear. Brigus acquired all of the issued and outstanding Linear shares and Linear amalgamated with 1526753 Alberta ULC (the “Brigus Sub”). Under the terms of the Arrangement, former shareholders of Linear received, after giving effect to a 4 for 1 common share consolidation, 1.37 Brigus common shares for each common share of Linear, subject to adjustment for fractional shares. Outstanding options and warrants to acquire Linear shares have been converted into options and warrants to acquire Brigus common shares, adjusted in accordance with the same ratio. The Company issued 60,523,014 common shares, 11,191,677 share purchase warrants and 3,448,746 stock options in connection with the completion of the Arrangement.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Arrangement was accounted for using the acquisition method with Brigus as the acquirer of Linear. The Company completed a valuation of the fair value of the net assets of Linear acquired with the assistance of an independent third party.

The purchase price allocation is summarized as follows:

Purchase of Linear shares (60,523,014 Brigus common shares)	$75,049
Fair value of options and warrants issued	7,422
Purchase consideration	$82,471

The purchase price was allocated as follows:

Net working capital acquired (including cash of $15.4 million)	$10,749
Equity investment in Brigus	19,375
Property, plant & equipment (including mineral rights of $60.6 million)	62,892
Other assets	35
Deferred income tax liability	(10,580)
Net identifiable assets	$82,471

The results of Linear’s operations from the acquisition date, June 24, 2010, have been included in Brigus’ consolidated statements of operations for the year ended December 31, 2010.

8.	NOTES RECEIVABLE

On February 1, 2010, the Company sold its 50% interest in an equity accounted joint venture for consideration which included notes receivable with an aggregate outstanding balance of $9.5 million. The notes receivable bear interest at a rate of 8% per annum and are recorded at amortized cost. Interest accrued on the notes since February 1, 2010 has not been recorded as collection was not reasonably assured. In June 2011, the Company agreed to extend the due dates of the notes receivable to October 31, 2011 in exchange for payment of accrued interest earned to date of $1.0 million. In October 2011, the Company agreed to further extend the due date to November 30, 2011 in exchange for payment of $0.2 million. The notes were in default as of December 31, 2011. The Company continues to work with the noteholder to recover the outstanding interest and principal balance.

9.	RESTRICTED ASSETS

	December 31	December 31	January 1
	2011	2010	2010
Project Facility	$-	$5,194	$2,108
Restricted certificates of deposit	$19,942	$18,028	$14,805

a)	Restricted Cash

Project Facility restricted cash represents cash on deposit held in restricted accounts which required approval from the Project Facility lender prior to use. On March 23, 2011, the Project Facility was fully repaid.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Restricted Certificates of Deposit

Restricted certificates of deposit represent funds pledged to the Ontario Ministry of Northern Development, Mines and Forestry to meet the bonding requirements for the site closure obligations of the Black Fox Mine and Mill.

10.	INVENTORIES

Inventories consist of:

	December 31	December 31	January 1
	2011	2010	2010
Current portion of inventory
Doré	$1,278	$3,273	$2,901
In-circuit gold	1,867	1,589	1,679
Stockpiled ore	1,237	3,427	3,413
Material and supplies	1,706	1,474	809
	6,088	9,763	8,802
Long-term stockpiled ore	1,963	3,338	-
	$8,051	$13,101	$8,802

A net realizable adjustment of $0.8 million was recorded against for the low-grade long-term stockpiled during the year ended December 31, 2011 (2010 - $1.2 million ). There were no reversals of write-downs during the year or in 2010.

11.	investments

	December 31	December 31	January 1
	2011	2010	2010
Auction rate securities	$-	$1,036	$1,036
Investment receivable	11,099	-	-
Investment in associate	2,084	-	-
	$13,183	$1,036	$1,036

a)	Auction Rate Securities

On September 12, 2011, the Company sold its auction rate securities for proceeds of $0.9 million.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Investment Receivable

During the fourth quarter of 2011, the Company received regulatory and TSX Venture Exchange approval for the sale of the Ixhuatán gold project to Cangold Limited (“Cangold”). The transaction provides Cangold with the option to acquire a 75% interest in Brigus’ subsidiary, Linear Gold Mexico , S.A. de C.V. Pursuant to the terms of the transaction, Cangold has paid Brigus Cdn$1.0 million and issued 6.0 million Cangold shares to acquire the initial option and will be required to pay Brigus Cdn$1.0 million and issue 6.0 million Cangold shares after 12 months and an additional Cdn$3.0 million and 4.0 million Cangold shares after 24 months. To exercise its option and acquire a 75% interest in the Ixhuatán Project, Cangold will then be required to pay Brigus Cdn$5.0 million and issue 4.0 million Cangold shares as well as complete an independent third-party feasibility study on the Ixhuatán deposit within 36 months. The remaining payments have been recorded as an investment receivable and the option has been recorded as a derivative liability. The investment receivable and derivative liability were both recorded at fair value on initial recognition, based on fair value of the consideration received for the transaction.

c)	Investment in Associate

The Company has a 17% interest in Cangold, which is a junior mineral exploration and development company incorporated in Canada. The Company exerts significant influence by virtue of its contractual right to appoint one member of Cangold’s Board of Directors which provides the Company with 20% of the voting rights. The following tables illustrate summarized financial information of the Company’s investment in Cangold:

	December 31	December 31	January 1
	2011	2010	2010
Total assets	$6,073	$-	$-
Total liabilities	75	-	-
Net assets	$5,998	$-	$-
Company’s share of net assets of associate	$1,020	$-	$-

	December 31	December 31
	2011	2010
Total revenue	$-	$-
Total net loss	(236)	-
Equity loss pick-up of associate	$(40)	$-

Company’s share of other comprehensive income	$-	$-

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

12.	PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining properties	Mineral rights	Evaluation and exploration assets	Total
Cost
As at January 1, 2010	$79,309	$76,104	$8,715	$1,690	$165,818
Additions	16,966	22,204	1,056	6,735	46,961
Disposals	(262)	(3,977)	-	-	(4,239)
Acquisitions through business combinations	2,296	-	60,596	-	62,892
As at December 31, 2010	$98,309	$94,331	$70,367	$8,425	$271,432
Additions	14,933	50,800	693	14,006	80,432
Disposals	(1,151)	-	(52)	-	(1,203)
Reclassification to assets held for sale	(98)	(4,926)	-	-	(5,024)
As at December 31, 2011	$111,993	$140,205	$71,008	$22,431	$345,637

	Property, plant and equipment	Mining properties	Mineral rights	Evaluation and exploration assets	Total
Accumulated depreciation
As at January 1, 2010	$5,137	$2,151	$397	$-	$7,685
Depreciation expense	9,730	5,817	667	-	16,214
Disposals	814	(1,118)	-	-	(304)
As at December 31, 2010	$15,681	$6,850	$1,064	$-	$23,595
Depreciation expense	11,912	9,316	574	-	21,802
Disposals	(1,085)	-	-	-	(1,085)
Reclassification to assets held for sale	(88)	-	-	-	(88)
As at December 31, 2011	$26,420	$16,166	$1,638	$-	$44,224

	Property, plant and equipment	Mining properties	Mineral rights	Evaluation and exploration assets	Total
Carrying amount
As at December 31, 2011	$85,573	$124,039	$69,370	$22,431	$301,413
As at December 31, 2010	$82,628	$87,481	$69,304	$8,425	$247,838
As at January 1, 2010	$74,172	$73,953	$8,318	$1,690	$158,133

As at December 31, 2011, the Company did not identify any indicators of impairment.

During the year ended December 31, 2011, $3.8 million (2010 - $0.2 million) of borrowing costs associated with qualifying assets were capitalized within property, plant and equipment. The applicable capitalization rate for the year ended December 31, 2011 was 11.5% (December 31, 2010 – 11.5%).

The carrying value of property, plant, and equipment under finance leases at December 31, 2011 was $28.7 million (December 31, 2010 - $25.2 million, January 1, 2010 - $15.5 million).

The Company has made commitments to acquire property, plant and equipment totaling $14.1 million at December 31, 2011 (December 31, 2010 - $22.3 million).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

During the year ended December 31, 2011, $15.3 million (2010 - $nil) of revenue was credited to mining properties and development costs related to the sale of underground ore prior to entering commercial production.

13.	Assets held for salE

During 2011, the Company commenced a program to divest of its exploration and evaluation assets located in the Dominican Republic and signed an agreement relating to the sale of these assets. The assets held for sale are measured at the lower of carrying value and fair value less costs to sell and are classified as current as the transaction is expected to close within the next twelve months.

	December 31	December 31	January 1
	2011	2010	2010
Plant and equipment	$10	$-	$-
Mineral rights	4,926	-	-
	$4,936	$-	$-

14.	LONG-TERM DEBT

	December 31	December 31	January 1
	2011	2010	2010
6.5% Senior Unsecured Convertible Debentures	$33,487	$-	$4,926
Project Facility	-	20,738	62,514
Finance lease liabilities	21,965	23,659	15,320
Notes payable and other	-	1,007	1,009
Total debt	$55,452	$45,404	$83,769

Current	$8,837	$29,525	$34,860
Non-current	46,615	15,879	48,909
	$55,452	$45,404	$83,769

a)	6.5% Senior Unsecured Convertible Debentures

On March 23, 2011, the Company issued 50,000 senior unsecured Convertible Debentures (“the Debentures”) in the aggregate principal amount of $50.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated March 23, 2011 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 6.5% per annum and are convertible by the holders into common shares of the Company at any time at a conversion price of $2.45 per common share. The Debentures do not allow for forced conversion by the Company prior to March 31, 2014 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The maturity date of the Debentures is March 31, 2016.

Interest is payable in arrears in equal semi-annual installments on March 31 and September 30 in each year. The Debenture Indenture provides that in the event of a change in control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the holders are entitled to receive an additional number of common shares as defined in the Debenture Indenture. The Debentures are unsecured and subordinate to any secured indebtedness incurred subsequent to the issue of the Debentures.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Debentures are classified as a hybrid financial instrument for accounting purposes as a result of the holder conversion option. The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method. Refer to Note 15 for details related to the conversion option.

b)	Project Facility

On March 23, 2011, the Project Facility was repaid in full.

c)	Finance Lease Liabilities

The Company is obligated under various finance leases for equipment, all of which expire by the end of 2014. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 1.96% to 8.60%. The total annual payments under finance leases are as follows:

	2012	2013	2014	2015	2016
Minimum annual payments under finance leases	$8,837	$8,490	$3,725	$721	$192

15.	Derivative liabilities

The Debentures are classified as a hybrid financial instrument for accounting purposes as a result of the holder conversion option. The conversion option is accounted for as a derivative liability and was therefore measured at fair value of $16.9 million on initial recognition. The conversion option is re-measured at fair value through the Statement of Operations and Comprehensive Income (Loss) at the end of each reporting period. At December 31, 2011, the fair value of the derivative liability was $6.4 million. The change in fair value has resulted in a gain of $10.5 million which was recorded in income as an unrealized gain for the year ended December 31.

The option associated with the sale of the Ixhuatán property (Note 11) is classified as a derivative liability. The derivative liability related to the option is linked to, and must be settled by, delivery of shares of Linear Gold Mexico. The fair value of the derivative liability upon initial recognition was $14.2 million, based on the net present value of the consideration to be received. The shares of Linear Gold Mexico are not traded on an active market, therefore the fair value of the shares could not be reliably measured. There has been no change in the value of the derivative as of December 31, 2011.

In 2009, the Company entered into a derivative program covering a portion of the Company’s forecasted gold sales and forecasted Canadian dollar operating costs, with the Banks acting as counterparties. The weighted average price of the sales program was $876 per ounce of gold. During the year ended December 31, 2010, the Company delivered 52,729 ounces of gold toward the forward sales program. In October and November of 2010, the Company early settled gold futures contracts covering 147,602 ounces of gold, of which gold futures contracts covering 40,316 ounces were settled by purchasing equal and offsetting contracts. During the year ended December 31, 2010, the Company recorded a loss on gold derivatives of $53.6 million. The weighted average exchange rate of the foreign exchange derivative program was Cdn$1.21 per $1.00. On April 23, 2010, the remaining Canadian dollar foreign exchange contracts were unwound early for proceeds of $8.2 million. During the year ended December 31, 2010 the Company recorded a gain of $1.8 million for foreign exchange contracts.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

16.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	December 31	December 31
	2011	2010
Balance, beginning of year	$14,198	$15,733
Accretion	486	580
Change in accounting policy	4,319	(2,174)
Changes in estimate and foreign exchange	567	59
Balance, end of year	$19,570	$14,198

The Company’s operations are subject to reclamation and closure requirements. The Company estimates the accrued site closure costs and reconciles balances recorded to legal and regulatory requirements.

During the year Company reviewed its methodology for calculating the liability specific discount rate in relation to the accrued site closure costs. Previously, the Company’s discount rate was calculated as a credit-adjusted risk free rate. During 2011, the Company changed its accounting policy for calculating the discount rate as a risk-free rate. This change in policy more accurately reflects the liability specific discount rate and is in line with convergence in the industry to the use of a risk-free rate. This change in accounting policy has been applied retroactively and all periods from January 1, 2010 onward have been restated. Periods prior to January 1, 2010 have not been restated as the Company elected to use the IFRS 1 exemption related to changes in decommissioning liabilities. The change in accounting policy resulted in a reduction of the discount rate from 13% to 3%, which increased the accrued site closure cost liability at December 31, 2010 by $8.9 million (January 1, 2010 - $10.4 million). The accrued site closure cost liability at December 31, 2010 was $14.2 million (January 1, 2010 - $15.7 million)

For the year ended December 31, 2011, the discount rate was reduced from 3% to 2%, which increased the accrued site closure cost liability by $4.3 million, to $19.5 million.

As of December 31, 2011, the undiscounted obligation, adjusted for inflation, associated with the site closure costs relating to the Black Fox mine and mill is $24.3 million (December 31, 2010 - $19.2 million, January 1, 2010 - $24.5 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 2% (December 31, 2010 - 3%, January 1, 2010 - 3%).

17.	DEFERRED REVENUE

On November 9, 2010, the Company entered into an agreement (the “Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) to sell a portion of future gold production from the Black Fox Mine and a portion of the adjoining Pike River property (the “Black Fox Extension”) for an upfront payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered. The Company commenced sales under this Agreement on January 1, 2011.

Under the terms of the Agreement, the upfront payment is reduced by the difference between the market price of gold on the business day prior to the date of gold delivery and the Fixed Price of the gold multiplied by the total ounces of gold delivered (the “Uncredited Balance”). If, after the term of the Agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance. The Company recorded the upfront payment as deferred revenue.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Company has the option until January 1, 2013, to reduce the gold payable of future gold production from the Black Fox Mine by increments of 1% by making a payment of $6.1 million to a maximum 6% reduction from the Black Fox Mine and 4.5% reduction from the Black Fox Extension for $36.6 million.

Under the Agreement there is a fixed and floating charge debenture between the Company and Sandstorm which provides Sandstorm with security for payment and performance under all obligations of the Agreement. Under the provisions of the debenture, Sandstorm may agree to the subordination of their interests to a senior lender providing that the senior lenders will, in the event of default, allow the delivery of the Sandstorm payable gold at all times.

During the year ended December 31, 2011, the Company recorded revenue of $6.5 million related to the Agreement. At December 31, 2011, the remaining deferred revenue balance was $52.8 million, with $6.3 million recorded as current (December 31, 2010 - $56.3 million with $6.2 million recorded as current, January 1, 2010 - $nil).

18.	JOINT VENTURE

On February 1, 2010, the Company completed the sale of its joint venture interest for consideration which included a note receivable with an aggregate outstanding balance of approximately $9.5 million. Brigus accounted for its 50% interest in the joint venture using the equity method, whereby the Company's share of the investees' earnings and losses was included in operations and its investment in the joint venture was adjusted by a similar amount.

Summarized results of the operations of the joint venture is as follows, including a reconciliation of the Company’s equity earnings in the venture:

December 31
2010
Revenue from sale of minerals	$-
Direct operating costs	-
Depreciation and amortization	-
Impairment	(701)
Operating loss	(701)
Net loss	(701)
Less: equity share of net loss	-
Equity loss	$(701)

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

19.	INCOME TAXES

	December 31	December 31
	2011	2010
Current income tax expense	$-	$-
Deferred income tax recovery	$(404)	$(260)

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the net income before tax provision due to the following:

	December 31	December 31
	2011	2010
Net income (loss) before tax	$15,405	$(55,089)
Statutory rate	29.03%	28.98%
Tax expense (recovery) at statutory rate	4,472	(15,965)
Non-taxable fair value change on equity-linked financial instruments	(3,140)	(1,326)
Non-deductible share-based compensation expense	1,009	211
Renouncement of flow-through share expenditures incurred	3,091	1,942
(Recovery) expense for losses and deductible temporary differences not recognized in current and prior years	(5,414)	15,181
Permanent differences and other	(422)	(303)
Income tax recovery	$(404)	$(260)

The tax effects of temporary differences that would give rise to significant portion of the deferred tax assets and liabilities at December 31 were as follows:

	December 31	December 31	January 1
	2011	2010	2010
Deferred tax assets
Net operating losses carried forward	$25,488	$16,714	$6,825
Deductible temporary differences and other	2,250	954	-
Exploration and development	89	-	-
Property, plant and equipment	981	730	-
Accrued site closure costs	1,580	494	839
	30,388	18,892	$7,664
Deferred tax liabilities
Property, plant and equipment	2,603	4,290	735
Investment receivable	1,554	-	-
Convertible debentures	2,795	-	-
Finance lease obligations	3,013	938	-
Exploration and development	30,339	23,969	6,026
Other	-	15	903
	40,304	29,212	7,664
Net deferred tax liability	$9,916	$10,320	$-

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The change in the net deferred tax liability can be explained as follows:

	December 31	December 31
	2011	2010
Balance, beginning of year	$10,320	$-
Deferred tax recovery	(404)	(260)
Business acquisition	-	10,580
Balance, end of year	$9,916	$10,320

At December 31, 2011, the Company and its subsidiaries have unused non-capital losses of $205.9 million (December 31, 2010 - $235.3 million, January 1, 2010 - $130.8 million) available for carryforward purposes which expire from 2012-2031. The Company’s subsidiaries also have non-capital loss carryforwards of $1.2 million (December 31, 2010 - $1.2 million, January 1,2010 - $nil) that have no expiration date, however, the use of these carryforwards is restricted to 30% of annual taxable income. The Company also has capital loss carryforwards of $40.9 million (December 31, 2010 - $40.4 million, January 1, 2010 - $4.1 million) that expire in 2015. Deferred tax assets have been recognized in respect of non-capital losses and deductible temporary differences to the extent of taxable temporary differences that reverse within the carryforward period of these attributes. The Company has unrecognized deferred tax assets of $189.7 million (December 31, 2010 - $211.8 million, January 1, 2010 - $196.5 million) in respect of loss carryforwards, deductible temporary differences and unused tax credits.

At December 31, 2011, the Company has no unrecognized deferred tax liability (December 31, 2010 - $nil, January 1, 2010 - $nil) for taxes that would be payable on the unremitted earnings of certain of the Company’s subsidiaries.

There are no income tax consequences attached to the payment of dividends in either 2011 or 2010 by the Company to its shareholders.

20.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of shares	Amount
Outstanding at January 1, 2010	66,050,232	$202,769
Exercise of options	568,969	554
Exercise of warrants	2,208,750	2,221
Shares issued for services	2,464,510	3,378
Shares issued for cash	15,625,000	24,497
Shares cancelled in connection with business acquisition	(15,625,000)	(24,497)
Shares and options issued for business acquisitions	60,523,014	75,049
Shares issued for cash and related compensation warrants	50,609,353	65,754
Outstanding, December 31, 2010	182,424,828	$349,725
Exercise of options	813,749	973
Exercise of warrants	11,888,924	12,538
Shares issued for contract settlement	1,396,134	2,303
Shares issued for cash	4,995,543	5,726
Outstanding, December 31, 2011	201,519,178	$371,265

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Warrants

The following reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective periods:

Number of warrants and shares issuable upon exercise
Balance, January 1, 2010	28,510,392
Warrants issued in connection with business acquisition	11,191,677
Other warrants issued	12,273,916
Exercised	(2,208,750)
Expired	(255,000)
Balance, December 31, 2010	49,512,235
Exercised	(11,888,924)
Expired	(6,745,044)
Balance, December 31, 2011	30,878,267

There were no warrants issued during the year ended December 31, 2011. The fair value of warrants issued during 2010 was determined using the Black-Scholes option pricing model. The weighted average assumptions for those warrants include a risk free interest rate of 1.9%, expected life of 2 years, expected volatility of 67% and expected dividend per share of $nil. The Company has used historical volatility to estimate the volatility of the share price. The weighted average exercise price of the warrants outstanding at December 31, 2011 was $Cdn1.65 (December 31, 2010 - $Cdn1.47).

The following table summarizes information relating to warrants outstanding as at December 31, 2011:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
July 24, 2008	612,099	2.400	July 24, 2012
July 29, 2010	630,000	1.400	July 29, 2012
October 19, 2010	1,714,041	1.500	October 19, 2012
December 10, 2008	5,326,782	0.884	December 10, 2012
February 20, 2009	6,709,028	1.008	February 20, 2013
June 25, 2010	7,121,592	2.192	November 19, 2014
October 19, 2010	8,764,725	2.190	November 19, 2014
	30,878,267

c)	Stock Option Plan

The Company has a stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the mean between the reported high and low sales price of a common share of the Company on the date that the option is granted. Options vest over two or three years and have a 5-year to 10-year contractual term, unless otherwise determined by the Company’s Board of Directors. The number of common shares reserved for issuance and made available to the Board for granting of options shall not exceed 10% of the issued and outstanding common shares, provided that in any fiscal year the Company shall limit the number of options granted to a maximum of 3.33% of its issued and outstanding common shares at the beginning of the fiscal year such that the maximum is based on the number of common shares outstanding at the previous fiscal year end.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, such as the expected term of the option award and stock price volatility, which involve inherent uncertainties and the application of management judgment. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s stock. In addition, the Company is required to estimate the expected forfeiture rate as only the expenses related to options that are expected to vest are to be recognized.

During the year ended December 31, 2011 there were 6,051,831 options granted (2010 – 4,953,179). The weighted average assumptions for grants in the year ended December 31, 2011 include a risk free interest rate of 1.7% (2010 – 1.8%), expected life of 4.3 years (2010 – 3.3 years), expected volatility of 72% (2010 – 74%) and expected dividend per share of $nil (2010 - $nil). The weighted average fair value of the options granted was $0.85 (2010 - $0.64).

The following reconciles the stock options outstanding at the beginning and end of the respective periods:

	December 31, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	10,368,944	$1.65	2,898,593	$2.55
Granted	6,051,831	1.48	4,953,179	1.27
Granted in connection with business acquisition	-	-	3,448,746	1.25
Forfeited	(2,861,617)	2.25	(362,605)	1.90
Exercised	(813,748)	1.21	(568,969)	1.00
Balance, end of period	12,745,410	$1.46	10,368,944	$1.65

The following table summarizes information relating to outstanding and exercisable stock options at December 31, 2011:

Exercise prices	Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 - $1.00	2.1	1,014,701	$0.75	1,014,701	$0.75
$1.00 - $1.50	3.5	5,883,334	1.23	2,569,536	1.15
$1.50 - $2.00	4.2	4,362,785	1.57	714,795	1.68
$2.00 - $2.50	1.4	1,174,137	2.18	1,174,137	2.18
$2.50+	1.6	310,453	3.89	310,453	3.89
	3.4	12,745,410	$1.46	5,783,622	$1.50

At December 31, 2011, the intrinsic value of the stock options outstanding was $0.2 million (December 31, 2010 - $6.8 million) and the intrinsic value of the stock options that were exercisable was $0.2 million (December 31, 2010 - $2.8 million).

d)	Share-based Compensation Expense

The total share-based payment expense recognized in the Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2011 is $3.5 million (2010 - $1.2 million).

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

21.	EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan for all employees. The amounts charged to earnings for the Company’s defined contribution plan for the year ended December 31, 2011 is $0.6 million (2010 - $0.4 million).

22.	FINANCE COSTS

	December 31	December 31
	2011	2010
Interest and accretion on convertible debentures	$5,352	$524
Accretion on accrued site closure costs	486	580
Amortization of debt discount	1,263	6,447
Interest on finance leases and other	2,093	4,912
	9,194	12,463
Less: capitalized interest	(3,832)	(202)
	$5,362	$12,261

23.	EARNINGS (LOSS) PER SHARE

The basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the year. Diluted earnings per share is based on the assumption that stock options and warrants issued which have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows:

	December 31	December 31
	2011	2010
Net income (loss)	$15,769	$(55,530)
Basic weighted average shares outstanding,	192,266,226	116,515,660
Dilutive securities:
Options	1,558,557	-
Warrants	4,602,202	-
Diluted weighted average shares outstanding	198,426,985	116,515,660
Basic earnings (loss) per share	$0.08	$(0.48)
Diluted earnings (loss) per share	$0.08	$(0.48)

The following items were excluded from the computation of diluted weighted average shares outstanding for the year ended December 31, 2011 because their effect would have been anti-dilutive:

	December 31	December 31
	2011	2010
Options	5,823,000	4,357,461
Warrants	16,498,416	14,262,069
Convertible debentures	20,408,163	-

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

24.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items are as follows:

	December 31	December 31
	2011	2010
Accounts receivable and other	$1,073	$(2,101)
Prepaids	(371)	858
Inventories	4,275	(3,893)
Accounts payable and accrued liabilities	2,715	8,736
Deferred revenue	(3,494)	-
	$4,198	$3,600

Non-cash transactions not reflected in the Consolidated Statements of Cash Flows are as follows:

	December 31	December 31
	2011	2010
Increase in prepaid assets due to financing	$-	$1,232
Increase in equity reserve from the cancellation of issued common shares	-	5,121
Depreciation capitalized	4,183	-
Equipment purchases under finance lease	7,434	4,593
Shares issued for contract settlement and payment of departing officers	2,303	3,378

Cash and cash equivalents are comprised of:

	December 31	December 31
	2011	2010
Cash	$16,121	$17,610
Short-term money market investments	2,701	-

25.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.

The capital of the Company consists of items included in shareholder’ equity and debt, net of cash and cash equivalents as follows:

	December 31	December 31
	2011	2010
Shareholders’ equity	$182,525	$141,742
Current and long-term debt	55,452	45,404
	237,977	187,146
Less: cash and cash equivalents	(18,822)	(17,610)
	$219,155	$169,536

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Company manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2011.

b)	Fair Values of Financial Instruments

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments:

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Cash and cash equivalents	$18,822	$18,822	$17,610	$17,610	$4,623	$4,623
Restricted cash	-	-	5,194	5,194	2,108	2,108
Accounts receivable
Notes receivable	3,440	3,440	3,440	3,440	-	-
Investment receivable	11,099	11,099	-	-	-	-
Auction rate securities	-	-	1,036	1,036	1,036	1,036
Restricted certificates of deposit	19,942	19,942	18,028	18,028	14,805	14,805
Derivative assets	-	-	-	-	6,805	6,805

Financial Liabilities
Derivative liabilities
Gold forward contracts	-	-	-	-	44,225	44,225
Conversion option on convertible debt	6,359	6,359	-	-	-	-
Option liability	14,206	14,206	-	-	-	-
Long-term debt	55,452	58,356	45,404	46,666	83,769	91,283
Equity-linked financial instruments	6,684	6,684	17,503	17,503	2,909	2,909

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash and cash equivalents, restricted cash, restricted certificates of deposit, accounts receivable and notes receivable in the ordinary course of business. The Company’s maximum exposure to credit risk is represented by the carrying amount of the Company’s cash and cash equivalents, restricted cash, restricted certificates of deposit, accounts receivable and notes receivable. Cash and cash equivalents, restricted cash and restricted certificates of deposit are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings. The balance of accounts receivable owed to the Company in the ordinary course of business is not significant. The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity.

There are no material financial assets that the Company considers to be past due except for the notes receivable as discussed in Note 8. The notes receivable were due in full as of November 30, 2011 and as of December 31, 2011 no payments had been received. The notes are classified as held to maturity and recorded at the value of the underlying property which secures the notes. The underlying property value mitigates any credit risk associated with the recovery of the notes receivable and therefore the Company is not exposed to significant credit risk. The Company’s credit risk has not changed significantly from December 31, 2010.

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets. The Company has not recorded an impairment on any of the Company’s financial assets during the year ended December 31, 2011.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change. These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets. As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain debt financing.

Accounts payables and accrued liabilities are paid in the normal course of business generally according to their terms. The Company’s overall liquidity risk has decreased from the prior year as a result of the repayment of the Black Fox Project Facility and issue of $50 million in Convertible Debentures.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

						December 31,
	Payments due by period as of December 31, 2011					2010
	Within 1 year	1-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$25,282	$412	$-	$-	$25,694	$24,987
Long-term debt (principal and interest repayments)	13,437	23,602	51,823	-	88,862	45,404
Operating lease obligations	486	367	-	-	853	1,441
Contractual commitments	13,622	-	485	-	14,107	22,315
	$52,827	$24,381	$52,308	$-	$129,516	$94,147

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

g)	Currency Risk

The Company is exposed to currency risk on its Canadian dollar cash and cash equivalents, accounts receivable, restricted certificates of deposit, accounts payable and accrued liabilities in addition to its direct operating costs. For the year ended December 31, 2011, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $6.2 million for a 10% increase or decrease in the Canadian dollar.

h)	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As of December 31, 2011, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at a fixed annual rate of 6.5% as well as equipment finance leases. The weighted average interest rates paid by the Company on its outstanding borrowings during the year ended December 31, 2011 was 7.0% (2010 – 7.3%).

For the year ended December 31, 2011, a 100 basis point increase or decrease in interest rates would have impacted net earnings by $0.4 million, which relates to interest expense on the former project facility which was the Company’s only variable rate debt which was fully repaid in 2011.

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold. Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control. The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts. The Company is currently an unhedged gold producer and does not have any option, future or forward contracts.

j)	Fair Value Measurements Recognized in the Consolidated Statement of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

At December 31, 2011 the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the Statement of Financial Position at fair value are categorized are as follows:

	December 31, 2011
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Liabilities
Equity-linked financial instruments (Note 20)	6,684	-	-
Derivative liability (Note 15)	-	14,206	-
Conversion option on convertible debt (Note 15)	-	6,359	-
Total	$6,684	$20,565	$-

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

There were no transfers between levels during the period. There have been no purchases, sales or gain and losses recognized in other comprehensive income related to the level 1, 2 or 3 financial instrument.

	December 31, 2010
	Level 1	Level 2	Level 3
	Input	Input	Input
Financial Assets
Auction rate securities	-	-	1,036
Financial Liabilities
Equity-linked financial instruments (Note 20)	17,503	-	-

There were no financial assets classified as available for sale or as fair value through profit and loss at December 31, 2011 or 2010. There were no transfers between levels during the period. There have been no purchases, sales or gain and losses recognized in other comprehensive income related to the level 1,2 or 3 financial instrument.

26.	OPERATING LEASE ARRANGEMENTS

The Company has entered into commercial leases on certain motor vehicles, equipment and office space. These leases have an average life of between three and five years. There are no restrictions placed on the Company by entering into these leases.

Future minimum lease payments under non-cancellable operating leases are as follows:

	December 31	December 31
	2011	2010
Less than 1 year	$486	$656
Between 1 and 5 years	367	785
More than 5 years	-	-
	$853	$1,441

27.	RELATED PARTY TRANSACTIONS

The remuneration of directors and other members of key management personnel during the year was as follows:

	December 31	December 31
	2011	2010
Short-term benefits	$4,705	$3,163
Post-employment benefits	33	18
Share-based payments	2,821	818
Termination benefits	1,255	2,874
	$8,814	$6,873

The remuneration of directors and key executives is determined by the nominations and compensation committee having regard to the performance of individuals and market trends.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

28.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties. Additionally, the Company owns the Goldfields development project in Canada and other exploration properties in Mexico (Ixhuatán and Huizopa) and the Dominican Republic. The segments are determined on a property by property basis and therefore the Company’s operating segments are represented by individual properties and the corporate operations. The only property which is currently in production is located and operating in Canada. All revenues are generated from the sale of gold. The Mexican and Dominican Republic exploration properties have been aggregated to form the Other Exploration Properties segment and are subject to purchase and sale agreements

The Company sells all gold produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

The following are the operating results by segment:

	December 31, 2011
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$71,855	$-	$-	$-	$71,855
Direct operating costs	45,922	-	-	-	45,922
Depreciation and amortization	17,442	-	-	72	17,514
Corporate administration	-	-	-	12,429	12,429
Segment income (loss) from operations	8,491	-	-	(12,501)	(4,010)

Assets	273,255	49,772	32,655	17,529	373,211
Liabilities	158,059	8,640	15,347	8,640	190,686

Other disclosures
Capital expenditures	66,785	2,998	63	119	69,965
Investment in associate (Note 11)	-	-	-	2,084	2,084
Assets held for sale (Note 13)	-	-	4,936	-	4,936

	December 31, 2010
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$85,935	$-	$-	$-	$85,935
Direct operating costs	37,422	-	-	-	37,422
Depreciation and amortization	15,246	-	-	44	15,290
Corporate administration	-	-	-	13,415	13,415
Impairment	-	-	2,414	-	2,414
Segment income (loss) from operations	33,267	-	(2,414)	(13,459)	17,394

Assets	219,107	40,897	23,048	27,402	310,454
Liabilities	130,090	12,474	4	26,144	168,712

Other disclosures
Capital expenditures	22,763	-	-	148	22,911

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

	January 1, 2010
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Assets	$184,560	$-	$-	$17,276	$201,836
Liabilities	102,099	-	-	55,135	157,234

Geographical Information

	December 31	December 31	January 1
Non-current assets	2011	2010	2010
Canada	$287,320	$228,809	$158,133
Mexico	14,093	14,096	-
Dominican Republic	-	4,933	-

Non-current assets for this purpose consist of property, plant and equipment, mining properties, mineral rights and evaluation and exploration assets.

29.	COMMITMENTS AND CONTINGENCIES

The Company entered into flow-through share subscription agreements during the year ended December 31, 2011, whereby it agreed to renounce to investors a total of $8.2 million of qualifying Canadian Exploration Expenses as described in the Income Tax Act of Canada, with an effective date of December 31, 2011. The Company will be required to pay an interest penalty of approximately 1% per annum on the unspent amount between February 29, 2012 and December 31, 2012.

As at December 31, 2011, the Company had approximately $14.1 million of contractual commitments for the development of the Goldfields Project.

Certain of the Company’s mineral properties are subject to royalty obligations based on minerals produced from the properties. The Black Fox current reserves are not subject to royalty obligations. Royalty obligations for the Grey Fox, Pike River, and Goldfields properties may arise upon mine production relating to these properties.

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. The Company conducts its operations so as to protect public health and environment and it believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending of threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

30.	Huizopa Sales transaction

On December 23, 2010, the Company entered into an agreement to sell 100% of Minera Sol de Oro and Minas de Argonautas, including the joint venture in the Huizopa Project (collectively, “Huizopa”) to Cormack Capital Group, LLC (“Cormack”). Under the terms of the agreement, the property could be returned to the Company at the sole discretion of the purchaser until December 31, 2011. As a result of this provision, this transaction was not recorded as a sale during the period ending December 31, 2010. An impairment of $2.4 million was recorded related to the Huizopa assets in the year ending December 31, 2010.

In December 2011, the terms of the agreement were revised. Based on the revised terms, to complete the sale Cormack will be required to pay $3.0 million, payable in eight escalating annual installments of $0.05 million, $0.08 million, $0.1 million, $0.3 million, $0.4 million, $0.6 million, $0.7 million and $0.8 million commencing in June 2012 with the final installment due in June 2019. The Company retains a 2% Net Smelter Royalty over future production from the Huizopa Project which  Cormack can reduce to 1% by making a US$1.0 million payment to the Company. Cormack may also elect to pay up to 50% of the purchase price through the issuance of common shares in a publicly traded company listed on a recognized U.S. or Canadian national stock exchange.  In addition, Brigus is entitled to receive a production bonus payment of $4.0 million within one year of the commencement of commercial production at Huizopa.

Voting control of the Company will not pass until June 15, 2013 and therefore the Company did not record a sale of Huizopa as of December 31, 2011.

31.	EVENTS AFTER THE REPORTING PERIOD

On February 23, 2012 the Company announced a $15 million bought deal equity financing, which closed on March 15, 2012. The net proceeds of the offering will be used to fund development activities at the Company’s Black Fox Mine and for general corporate purposes and working capital.

32.	transition to ifrs

The Company’s consolidated financial statements for the year ending December 31, 2011 are the Company’s first set of annual financial statements that comply with IFRS, as issued by the IASB, including the application of IFRS 1. IFRS 1 requires that comparative financial information be provided, therefore the Company has applied IFRS as of January 1, 2010. IFRS requires first-time adopters to retrospectively apply all IFRS’s that will be in effect at its December 31, 2011 reporting date. However, IFRS 1 provides for certain optional and certain mandatory exceptions for first-time adopters. The Company has applied certain of these exemptions to its opening Statement of Financial Position dated January 1, 2010, as described below:

a)	Elected Exemptions from Full Retrospective Application

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has elected to use this exemption and has only applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Borrowing costs

The Company has elected the transition date, January 1, 2010, as the date to apply the transitional provisions set out in IAS 23 Borrowing Costs (“IAS 23”). The Company will capitalize borrowing costs in accordance with IAS 23 for qualifying assets which commenced construction after January 1, 2010.

Arrangements containing a lease

The Company has elected to apply transitional provisions under IFRIC 4 Determining whether an Arrangement contains a Lease (“IFRIC 4”). The Company made an assessment of the leases for US GAAP purposes under ASC 840 (EITF 01-8) as at the date of applicability, May 28, 2003. Accordingly the Company has not reassessed arrangements containing leases as of January 1, 2010.

Decommissioning liabilities

IFRS 1 provides an exemption for decommissioning liabilities whereby, if elected, the Company would not be required to comply with the requirements in IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities for changes in liabilities that occurred before the date of transition to IFRS. The Company has elected to use this exemption, and will account for changes in decommissioning liabilities prospectively from January 1, 2010.

Share-based payment transactions

IFRS 1 permits first-time adopters to not apply IFRS 2 to equity instruments that were granted on or before November 7, 2002 or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.  The Company has elected to take this exemption and not apply IFRS 2 to awards that vested prior to January 1, 2010.

b)	Mandatory Exceptions to Retrospective Application

Estimates

IFRS 1 requires that an entity’s estimates at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were made in error. The Company has not applied hindsight to create or revise estimates originally made under the Company’s previous GAAP and accordingly the estimates initially made by the Company are consistent with their application under IFRS.

c)	Reconciliation from US GAAP to IFRS

A reconciliation of the impact of the transition from US GAAP to IFRS on the Company’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables:

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of assets, liabilities and shareholders’ equity as at December 31, 2010:

	Notes	US GAAP	Effect of IFRS Transition	Restatement and Reclassifications	IFRS

Assets
Current assets
Cash and cash equivalents	h	$6,425	$-	$11,185	$17,610
Restricted cash	h	16,379	-	(11,185)	5,194
Accounts receivable and other		3,379	-	-	3,379
Prepaids		828	-	-	828
Inventories	a	9,927	(164)	-	9,763
Notes receivable		3,440	-	-	3,440
Total current assets		40,378	(164)	-	40,214
Inventories	a	3,552	(214)	-	3,338
Investments		1,036	-	-	1,036
Property, plant and equipment	a,b,c,d,f,h	198,423	42,989	6,426	247,838
Restricted certificates of deposit		18,028	-	-	18,028
		$261,417	$42,611	6,426	$310,454
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	f	$21,086	$1,910	-	$22,996
Deferred revenue		6,180	-	-	6,180
Current portion of long-term debt		29,525	-	-	29,525
Total current liabilities		56,791	1,910	-	58,701
Accrued long-term liabilities		1,991	-	-	1,991
Deferred revenue		50,120	-	-	50,120
Long-term debt		15,879	-	-	15,879
Equity-linked financial instruments	h	42,742	(30,482)	5,243	17,503
Accrued site closure costs	h	5,307	-	8,891	14,198
Deferred tax liability	f	12,756	(2,436)	-	10,320
Total liabilities		185,586	(31,008)	14,134	168,712
Shareholders’ Equity
Common shares		349,725	-	-	349,725
Equity reserve	h	53,821	-	(4,706)	49,115
Warrants	e	-	13,733	-	13,733
Accumulated deficit	a,b,d,e,f,h,g	(327,715)	59,886	(3,002)	(270,831)
Total shareholders’ equity		75,831	73,619	(7,708)	141,742
Total liabilities and shareholders’ equity		$261,417	$42,611	$6,426	$310,454

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of assets, liabilities and shareholders’ equity as at January 1, 2010:

	Notes	US GAAP	Effect of IFRS Transition	Reclassifications	IFRS

Assets
Current assets
Cash and cash equivalents	h	$-	-	$4,623	$4,623
Restricted cash	h	6,731	-	(4,623)	2,108
Accounts receivable and other		1,690	-	-	1,690
Prepaids		394	-	-	394
Derivative instruments		1,961	-	-	1,961
Inventories	a	8,189	613	-	8,802
Total current assets		18,965	613	-	19,578
Derivative instruments		4,844	-	-	4,844
Inventories	a	1,036	-	-	1,036
Property, plant and equipment	a,b,f,h	116,171	31,792	10,170	158,133
Equity accounted joint venture		3,440	-	-	3,440
Restricted certificates of deposit		14,805	-	-	14,805
		$159,261	$32,405	10,170	$201,836
Liabilities and Shareholders’ Equity
Current liabilities
Bank indebtedness		$328	$-	$-	$328
Accounts payable		6,789	-	-	6,789
Accrued liabilities		2,129	-	-	2,129
Derivative instruments		12,571	-	-	12,571
Current portion of long-term debt		34,860	-	-	34,860
Total current liabilities		56,677	-	-	56,677
Accrued long-term liabilities	f	483	869	-	1,352
Derivative instruments		31,654	-	-	31,654
Long-term debt		48,909	-	-	48,909
Equity-linked financial instruments	e	27,318	(24,409)	-	2,909
Accrued site closure costs	h	5,345	-	10,388	15,733
Deferred tax liability	f	1,304	(1,304)	-	-
Total liabilities		171,690	(24,844)	10,388	157,234
Shareholders’ (Deficiency) Equity
Common shares		202,769	-	-	202,769
Equity reserve		45,555	-	-	45,555
Warrants	e	-	11,579	-	11,579
Accumulated deficit	a,b,d,e,f,h	(260,753)	45,670	(218)	(215,301)
Total shareholders’ (deficiency) equity		(12,429)	57,249	(218)	44,602
Total liabilities and shareholders’ equity		$159,261	$32,405	$10,170	$201,836

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of loss and comprehensive loss for the year ended December 31, 2010:

	Notes	US GAAP	Effect of IFRS Transition	Restatement and Reclassifications	IFRS

Revenue from the sale of gold		$85,935	$-	$-	$85,935

Operating expenses
Direct operating costs	a,d	41,265	(3,843)	-	37,422
Depreciation and amortization	a,b,h	13,672	138	1,480	15,290
Accretion expense	g	646	-	(646)	-
Corporate administration	h	12,647	-	768	13,415
Exploration and business development	a,h	7,503	(6,735)	(768)	-
Impairment on exploration property		2,414	-	-	2,414
		78,147	(10,440)	834	68,541
Income from operations		7,788	10,440	(834)	17,394
Other income (expenses)
Finance income		283	-		283
Finance costs	c,g	(11,470)	(145)	(646)	(12,261)
Loss on modification of debentures		(513)	-		(513)
Acquisition related costs		(3,338)	-		(3,338)
Fair value change on equity-linked financial instruments	h	(7,958)	3,919	(537)	(4,576)
Loss on derivative instruments		(51,811)	-	-	(51,811)
Renunciation of flow-through shares	f	-	1,363	-	1,363
Foreign exchange loss and other	h	(774)	-	(856)	(1,630)
Loss before income taxes and equity loss in joint venture		(67,793)	15,577	(2,873)	(55,089)
Income taxes	f	1,532	(1,272)	-	260
Equity loss in joint venture		(701)	-	-	(701)
Net loss and comprehensive loss		$(66,962)	$14,305	$(2,873)	$(55,530)

Loss per common share – basic and diluted		$(0.57)			$(0.48)

Reconciliation of consolidated statement of cash flows

The transition to IFRS did not have a significant impact on the Company’s Consolidated Statement of Cash Flows for the year ended December 31, 2010. The transition adjustments recognized in the Statement of Financial Position and Statement of Operations and Comprehensive Income (Loss) have resulted in reclassifications of various amounts on the Statement of Cash Flows. However, there were no significant changes to the total operating, financing or investing cash flows, therefore a reconciliation has not been prepared.

The IFRS transition adjustments that impacted the Company’s financial statements at December 31, 2010 are as follows:

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

a)	Capitalization of Exploration and Evaluation Expenditures

Under US GAAP, exploration expenditures incurred to locate areas of potential mineralization are expensed as incurred. Capitalization of these costs is only permitted once the commercial feasibility of the mineral deposits has been established. IFRS permits entities to capitalize or expense exploration costs, subject to certain limits. Under IFRS, the Company will capitalize exploration costs, once the legal right to explore has been established. This accounting policy choice has been applied retrospectively.

The opening balance sheet adjustments at January 1, 2010, included an increase to retained earnings of $33.0 million, an increase to property, plant and equipment of $32.4 million and an increase to inventory of $0.6 million. During the year ended December 31, 2010 the capitalization of exploration and evaluation costs resulted in an increase to retained earnings of $5.7 million, an increase to property, plant and equipment of $6.7 million and a decrease to inventory of $1.0 million. Depreciation expense increased by $0.4 million and direct operating costs increased by $1.4 million for the year ended December 31, 2010 while exploration and evaluation expenditures were reduced by $6.7 million.

b)	Componentization of Property, Plant and Equipment

IFRS requires that each component of an item of property, plant and equipment with a significant cost in relation to the total cost of the item should be depreciated separately, according to its useful life. Under US GAAP, a components approach for depreciation is permitted but not required.

The adjustment to property, plant and equipment and depreciation expense for the year ended December 31, 2010 was $0.6 million and the adjustment to property, plant and equipment at January 1, 2010 was $0.2 million.

c)	Borrowing Costs

Both US GAAP and IFRS contain provisions for capitalizing certain borrowing costs associated with qualifying assets. However, there are differences as to which costs qualify for capitalization, the definition of a qualifying asset, and the amounts eligible for capitalization in relation to specific borrowings.

Under US GAAP, capitalized interest was determined by applying the capitalization rate to the average of the accumulated expenditures relating to qualifying expenditures

The Company has elected to take the IFRS 1 exemption relating to borrowing costs and apply IAS 23 effective January 1, 2010. Accordingly, there are no adjustments to opening retained earnings. There was a decrease in capitalized interest for the period ended December 31, 2010 under IFRS resulting in a decrease in property, plant and financing costs of $0.2 million.

d)	Stripping Costs

Under US GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. The Company’s policy under IFRS is to capitalize stripping costs during the production phase incurred to access ore that will be mined in future periods as it will provide a future economic benefit. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the related stripping activity.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

The Company has determined that certain stripping costs incurred during the production phase at Black Fox should be capitalized as they were incurred to provide access to ore that will be mined in future periods. The adjustment to increase property, plant and equipment and reduce direct operating costs for the year ended December 31, 2010 was $5.2 million.

e)	Warrants Issued for Services Received

Under US GAAP, an equity-linked financial instrument is not considered to be indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The Company has outstanding warrants that are denominated in Canadian dollars, which differs from the Company’s US dollar functional currency. As a result, these warrants were not considered to be indexed to the Company’s own stock, and were accounted for separately as derivative liability instruments with fair value assessed at each reporting date, rather than as equity instruments.

Under IFRS, warrants to purchase common shares of the Company issued for services received (“Compensation Warrants”) fall within the scope of IFRS 2. IFRS 2 requires that Compensation Warrants are initially recorded at fair value based on the fair value of the goods or services received and are classified on the Statement of Financial Position within equity.

The fair value of the Compensation Warrants as at the date issued was determined, reversing the previously recorded unrealized fair value adjustment. The opening balance sheet adjustments at January 1, 2010 include a decrease in the equity linked financial instrument liability of $24.4 million which included a fair value adjustment of $12.8 million and a reclassification between the equity-linked financial instruments liability and equity of $11.6 million. The adjustments required for Compensation Warrants for the period ended December 31, 2010 include a decrease in the liability of $6.1 million which includes a reclassification from equity-linked financial instruments to equity of $2.2 million and a fair value adjustment of $3.9 million. The impact on the Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2010 was a reduction of a loss on the equity linked-financial instruments of $3.9 million.

f)	Income taxes

IFRS disallows deferred taxes to be recognized on the initial recognition of an asset or liability that results from a transaction that is not a business combination. The opening balance sheet adjustments at January 1, 2010 included a reduction of property, plant and equipment of $0.4 million, an increase in the accrued long-term liabilities of $0.9 million, and a reduction in the deferred tax liability of $1.3 million. At December 31, 2010 there was a reduction in the deferred tax liability of $2.4 million, an increase in accrued liabilities of $1.9 million, a decrease in the property, plant and equipment balance of $0.4 million and an increase of the income tax recovery of $0.1 million, and a reclassification between income tax recovery and renunciation of flow through shares of $1.4 million at December 31, 2010. These adjustments related to the reversal of the deferred tax liability associated with the acquisition of the Black Fox Mill as well as the treatment of flow-through share financing under IFRS.

BRIGUS GOLD CORP.
Notes to the Consolidated Financial Statements
December 31, 2011
(stated in US dollars; tabular amounts in thousands except share and per share data)

g)	Accrued Site Closure Costs

On transition to IFRS the Company reclassified accretion expense to finance costs in accordance with IAS 23. Under US GAAP accretion expense was recorded as a standalone item. This resulted in a reclassification from accretion expense to finance costs of $0.6 million for the year ended December 31, 2010.

h)	Restatement and Reclassifications

(i) Accrued Site Closure Costs

As of December 31, 2011 the Company made a change in its accounting policy related to the assessment of the liability specific discount rate related to accrued site closure costs so that the discount rate was calculated using a risk-free rate as opposed to a credit-adjusted risk free rate. This change in accounting policy resulted in a reduction of the discount rate from 13% to 3% for January 1, 2010 and December 31, 2010 and a reduction to 2% at December 31, 2011.

This change resulted in an increase in the closure asset of $10.2 million and an increase in the accrued site closure cost liability of $10.4 million at January 1, 2010. An adjustment of $0.2 million related to foreign exchange was recorded in retained earnings. For the year ended December 31, 2010 the change in the discount rate resulted in an increase in the closure asset of $6.4 million and an increase in the accrued site closure cost liability of $8.9 million. The change also impacted depreciation expense which increase by $1.5 million, accretion expense which decreased by $0.1 million and foreign exchange loss which increase by $0.8 million.

(ii) Reclassifications

The Company reclassified $0.8 million of exploration and business development expenses to corporate administration for the year ended December 31, 2010. In addition, the Company reclassified $4.6 million and $11.2 million from restricted cash to cash and cash equivalents at January 1, 2010 and December 31, 2010, respectively. Previously, the Company classified internally restricted cash related to flow-through shares as restricted cash.

(iii) Equity Linked Financial Instruments

The adjustments to equity-linked financial instruments include an adjustment for an error related to warrants issued as part of an equity offering that were not included in the assessment of the fair value at December 31, 2010. This adjustment resulted in an increase of $5.2 million related to the equity linked financial instruments, a $4.7 million decrease in additional equity reserve and a $0.6 million increase in the fair value change on equity-linked financial instruments.